Mail Stop 3561

July 8, 2009

Steven A. Burd
Chairman, President and Chief Executive Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588-3229

      Re: Safeway Inc.
               Form 10-K for Fiscal Year Ended January 3, 2009
               Filed March 3, 2009
               File No. 1-00041

Dear Mr. Burd:

      We have completed our review of the Form 10-K and related filings filed by Safeway Inc. and we have no further comments at this time.

                           Sincerely,

                           H. Christopher Owings
                           Assistant Director